Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533.5075	Fax: 604.533.5065

Balaton Power Provides Update Report on Bauxite Project

March 3, 2010, Balaton Power Inc. (the “Company”) (OTCBB symbol BPWRF) is pleased to provide an update report on the recent trip to India by its wholly owned subsidiary Continental Resources (USA) Ltd. (“CRL”) consultants. Several meetings were held with Visa International Ltd. (“Visa”) in Kolkata and Bhubaneswar. The reception by Visa to CRL’s team was exceptional and it is clear that there is a strong desire to work together to secure an agreement with Orissa Mining Corporation (“OMC”) for the development of the Gandhamardan Bauxite Project. VISA International Ltd. is a leading Indian business conglomerate with existing projects in the State of Orissa. Under the terms of CRL’s agreement with VISA a corporation in the State of Orissa, India will be established to jointly develop the Gandhamardan Bauxite Project on the basis of 74% owned by Visa and 26% owned by CRL. In addition the terms of the agreement provide for CRL to receive from VISA incremental cash payments, upon the achievement of certain milestones the first of which is to obtain from the Government Of Orissa approval of the revised original agreement between CRL and OMC. Both Visa and CRL agree to work together in good faith in obtaining the Government of Orissa’s approval of the OMC/CRL agreement for the development of the Gandhamardan Bauxite Project.

VISA is a leading Indian business conglomerate with significant financial and technical resources, expertise and project experience in managing large operations in India and abroad. CRL and its parent Company Balaton Power are extremely pleased to have the litigation resolved and the involvement, and support of VISA in the development of the Gandhamardan Bauxite Project. For further information on VISA International Ltd. please visit their website at www.visa-group.com

The Gandhamardan Bauxite Deposit is one of the world’s largest known undeveloped deposits of bauxite with estimates of more than 200 million metric tonnes, averaging 46.10% Aluminum Oxide and 2.23% Silica. This deposit measures over 6 miles in length, one-half mile wide and has an average thickness of 54.8 feet. The forgoing are historic estimates and are not National Instrument 43-101 compliant. Readers are cautioned to review the Company's filed National Instrument 43-101 report at www.sedar.com. The Gandhamardan’s deposit is reported to be similar to the largest deposit in India currently being mined by the National Aluminum Company (NALCO).

For further information on Balaton Power, CRL’s parent Company and the Gandhamardan Bauxite Deposit please visit www.sedar.com and specifically the 43-101 technical report titled “Summary Report Gandhamardan Bauxite Deposit’ filed on SEDAR on February 19, 2007.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

“Michael Rosa”
Michael Rosa
President & Director

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton’s general business development, research development and/or the Company’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the British Columbia Securities Commission.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.